SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 3, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on November 3, 2023.

Av. Eduardo Madero 1182 – C1106ACY Ciudad Autónoma de Buenos Aires República Argentina 0810-555-2355 www.macro.com.ar

Autonomous City of Buenos Aires, November 3, 2023

To

Comisión Nacional De Valores

Bolsas Y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Re.: Relevant Event. Informs BCRA’s Authorization for Transaction.

Dear Sirs,

I write to you in the name and on behalf of Banco Macro S.A. (hereinafter referred to as the “Bank”), in connection with the share sale and purchase agreement executed by and between Itaú Unibanco S.A., through its affiliates Itaú Unibanco S.A., Banco Itaú BBA S.A. and Itaú Consultoría de Valores Mobiliários e Participações S.A. (hereinafter collectively referred to as “Itaú”), on August 23rd 2023, in order to inform that, on the date hereof, the closing of the transaction took place and the shares of: (i) Banco Itaú Argentina S.A. that represent 100% of the share capital and votes; and (ii) Itaú Asset Management S.A. and Itaú Valores S.A. wich, directly and indirectly, represent 100% of the share capital and votes of each of said companies. were transferred to the Bank.

Sincerely,

Jorge F. Scarinci

Head of Market Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 3, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer